UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Subject Company)

EVANS & SUTHERLAND COMPUTER CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

299096107

(CUSIP Number of Class of Securities)

Jonathan A. Shaw

Chief Executive Officer

770 Komas Drive

Salt Lake City, Utah 84108

(801) 588-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Jeffrey M. Jones

Kevin R. Pinegar

Durham Jones & Pinegar, P.C.

111 South Main Street, Suite 2400

Salt Lake City, Utah 84111

(801) 415-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2020, and subsequently amended by Amendment No. 1 filed with the SEC on March 11, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”) which is a subsidiary of Mirasol Capital, LLC, a Delaware limited liability company (“Mirasol Capital”) solely managed by Stephen T. Winn, to purchase all of the issued and outstanding Shares at a purchase price of $1.19 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The terms and conditions of the Offer and other information regarding Purchaser and Parent are included in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on February 27, 2020 (together with any amendments and supplements thereto, the “Schedule TO”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of “Item 3. Past Contacts, Transactions, Negotiations and Agreements” as follows:

“The Company is filing with the SEC an information statement (the “Information Statement”) which is attached as Exhibit (a)(5) hereto and is furnishing the Information Statement to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors other than at a meeting of the Company’s shareholders after acquiring Shares pursuant to the Offer.”

Item 8.  Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph as the first paragraph under “Item 8. Additional Information” as follows:

“Section 14(f) Information Statement

“Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the Company is filing with the SEC the Information Statement which is attached as Exhibit (a)(5) hereto and is furnishing the Information Statement to the Company’s shareholders in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board of Directors other than at a meeting of the Company’s shareholders after acquiring Shares pursuant to the Offer.”

Item 9.      Exhibits

Item 9 of the Statement is hereby amended and supplemented by amending and restating the entire text thereto as follows:

“Exhibit No.	Description

(a)(1)

Offer to Purchase, dated February 27, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).

(a)(2)

Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9), dated February 27, 2020 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).

(a)(3)

Press Release announcing the signing of the Merger Agreement, issued by Elevate Entertainment Inc. and Evans & Sutherland Computer Corporation on February 10, 2020 (incorporated by reference to Exhibit 99.1 to Schedule 14D-9 filed with the SEC by Evans & Sutherland Computer Corporation on February 10, 2020).

(a)(4)

Form of notice to employees and email to customers, first used by the Company on February 10, 2020 (incorporated by reference to Exhibit 99.2 to Schedule 14D-9 filed with the SEC by Evans & Sutherland Computer Corporation on February 10, 2020).

(a)(5)	Section 14(f) Information Statement.*

(e)(1)

Agreement and Plan of Merger, among Evans & Sutherland Computer Corporation, Elevate Entertainment Inc., and Elevate Acquisition Corporation, dated February 9, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Evans & Sutherland Computer Corporation on February 13, 2020).

(e)(2)

Mutual Non-Disclosure Agreement, effective as of October 21, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation, effective October 21, 2019 (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).

(e)(3)

Exclusivity Agreement, dated as of October 21, 2019, between Evans & Sutherland Computer Corporation and Mirasol Capital, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).

(e)(4)

Form of Tender and Support Agreement, dated February 9, 2020, among Elevate Entertainment Inc., Elevate Acquisition Corporation and certain shareholders of the Company (incorporated by reference to Exhibit 2.1 of the Schedule 13D filed by Elevate Entertainment Inc. with the SEC on February 19, 2020).

2

“Exhibit No.	Description

(e)(5)

Dome Product Purchase Order, effective as of November 27, 2019, between Mirasol Capital, LLC and Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Elevate Entertainment Inc. with the SEC on February 27, 2020).

(e)(6)	Amendment to Employment Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Jonathan Shaw.

(e)(7)	Amendment to Employment Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Paul Dailey.

(e)(8)	Amendment to Employment Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Kirk Johnson.

(e)(9)	Transaction Bonus Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Jonathan Shaw.

(e)(10)	Transaction Bonus Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Paul Dailey.

(e)(11)	Transaction Bonus Agreement, dated February 9, 2020, between Evans & Sutherland Computer Corporation and Kirk Johnson.

(e)(12)

Form of Indemnification Agreement between Evans & Sutherland Computer Corporation and its executive officers and directors (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on September 2, 2016).

(e)(13)	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Form 10-K filed by the Company with the SEC on April 2, 1988).

(e)(14)	Amendments to Articles of Incorporation (incorporated by reference to Exhibit 3.1.1 to Form 10-K filed by the Company with the SEC on March 30, 1989).

(e)(15)

Certificate of Designation, Preferences and Other Rights of the Class B-1 Preferred Stock of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.1 to Form 10-Q filed with the SEC on November 9, 1998).

(e)(16)	Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.2 to Form 10-K filed with the SEC on April 2, 2001).

(e)(17)	Amendment No. 1 to the Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.3 to Form 10-K filed with the SEC on April 2, 2001).

(e)(18)	Amendment No. 2 to the Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on November 31, 2015).

(e)(19)

Amendment No. 3 to the Amended and Restated Bylaws of Evans & Sutherland Computer Corporation (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the SEC on February 13, 2020).

(e)(20)	Form of Compensatory Award Termination Agreement.

(e)(21)	Evans & Sutherland Computer Corporation 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8, File No 333-104754, filed on April 25, 2004).

(e)(22)	Evans & Sutherland Computer Corporation 2014 Stock Incentive Plan, (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company with the SEC on May 16, 2014).

(e)(23)

Form of Incentive Stock Option Award Agreement under the Evans & Sutherland Computer Corporation 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the SEC on May 16, 2014).

(e)(24)

Form of Non-Qualified Stock Option Award Agreement under the Evans & Sutherland Computer Corporation 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company with the SEC on May 16, 2014).

Annex I	Opinion of Boenning & Scattergood, Inc., dated February 7, 2020

Annex II	Part 13 of the Utah Revised Business Corporation Act

*Filed herewith.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2020

Evans & Sutherland Computer Corporation

By:	/s/ JONATHAN SHAW
	Name:	Jonathan Shaw
	Title:	Chief Executive Officer

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